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03045515

FILE No. 82-5176

December 9, 2003

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



SEC MAIL PROCESSING
RECEIVED
DEC 22 2003
WASH. D.C. 187 SECTION

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

- Notice of Foreign Ownership of Our Shares (filed date November 18, 2003)
- Flash Report (Consolidated / Non-Consolidated Basis) - Results for six months ended September 30, 2003 - (filed date November 19, 2003)
- Notice of Resolution of the Board of Directors in Interim Dividends (filed date November 20, 2003)

Yours truly,

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

dw 1/8

FILE No. 82-5176

(Translation)

November 18, 2003

Dear Sirs:

Name of listed company: Fuji Television Network, Incorporated

Representative: Koichi Murakami
President and Representative Director

Code No.: No. 4676
1st section of Tokyo Stock Exchange

Inquiries to be directed to: Mr. Tsuyoshi Habara
General Manager of Finance Dept.
Tel: 03-5500-8163

Notice of Foreign Ownership of Our Shares

Notice is hereby given that as of November 14, 2003, the percentage of voting rights in respect of issued shares held by foreigners (including those listed in items 1 through 3 of paragraph 1 of Article 5 of the Radio Law of Japan; the same applies hereinafter) to the total voting rights in respect of all issued shares of the Company was 18% or more, as described below:

Description

Percentage of foreign ownership as of November 14, 2003

Number of issued shares held by foreigners (Number of issued shares with voting rights held by foreigners [A])	189,773.0 shares (189,773.0 shares)
Total number of issued shares (Total number of issued shares with voting rights [B])	1,074,304.2 shares (1,044,455.0 shares)
Percentage of foreign ownership [A/B x 100 (with the third decimal place rounded upward or downward, as the case may be)]	18.17%

(For reference)

Under the Radio Law of Japan, if any foreigner (including any person of non-Japanese nationality, any foreign corporation, any foreign government or any foreign association) holds 20% or more of the total voting rights in respect of issued shares in a radio broadcasting station, its license shall be revoked. Hence, in such case, such station will be entitled to reject any application for registration of a transfer of shares in the register of shareholders by such any foreigner, in accordance with paragraph 1 of Article 52-8 of the Broadcasting Law of Japan.

Under the provisions of paragraph 2 of Article 52-8 of the Broadcasting Law and paragraphs 2 and 3 of Article 17-3 of the Regulations for the Enforcement of the Broadcasting Law, if the percentage of voting rights in respect of issued shares held by foreigners to the total voting rights in respect of all issued shares is 15% or more, the radio broadcasting station shall be obligated to give public notice thereof.

- END -

FILE No. 82-5176

Fuji Television Network, Inc.

November 19, 2003

Flash Report (Consolidated Basis)

Results for six months ended September 30, 2003

Company Name: Fuji Television Network, Inc.

Stock listing: Tokyo Stock Exchange (First Section) Code number: 4676 URL http://www.fujitv.co.jp

Address of headquarters: 2-4-8, Daiba, Minato-Ku, Tokyo 137-8088, Japan

For further information, please contact: Masao Sakai, Senior Executive Managing Director, Investor Relations

Department Telephone: +81-3-5500-8258

Date of the meeting of the Board of Directors to settle the six-month consolidated accounts: November 19, 2003.

U.S. accounting standard: not applied

1. Performance

(1) Operating results

Six-months ended September 30 (Figures less than ¥1 million have been omitted.)

	Net sales (% change from the previous year)		Operating income (% change from the previous year)		Recurring profit (% change from the previous year)	
	Million of yen	%	Million of yen	%	Million of yen	%
2003	225,882	5.0	24,212	13.4	25,638	21.1
2002	215,219	(2.3)	21,357	(17.5)	21,178	(15.7)
Year ended March 31, 2003	429,004	---	37,268	---	37,744	---

	Net income (% change from the previous year)		Net income per share	Net income per share after dilution
	Million of yen	%	Yen	Yen
2003	14,068	37.4	13,516.24	---
2002	10,240	(18.8)	9,575.69	---
Year ended March 31, 2003	14,816	---	13,617.49	---

Notes: 1. Gain (Loss) on investment by equity method: Six-month ended September 30, 2003: ¥554 million, Six-month ended September 30, 2002: ¥(1,297 million), Year ended March 31, 2003: ¥(1,336 million)

2. Average number of shares outstanding during the period: Six-month ended September 30, 2003: 1,044,382 shares, Six-month ended September 30, 2002: 1,069,382 shares, Year ended March 31, 2003: 1,069,108 shares

3. Change in accounting method: none

4. Percentages indicate year-on-year increase/(decrease) in net sales, operating income, recurring profit, and net income.

(2) Financial data

At September 30 (Figures less than ¥1 million have been omitted.)

	Total assets	Share holders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Million of yen	Million of yen	%	Yen
2003	526,990	392,599	74.5	375,961.18
2002	488,767	379,630	77.7	354,999.57
At March 31, 2003	480,913	367,796	76.5	351,919.49

Note: Number of shares outstanding: September 30, 2003: 1,044,382 shares, September 30, 2002: 1,069,382 shares, March 31, 2003: 1,044,382 shares.

(3) Cash flows

Six-month ended September 30 (Figures less than ¥1 million have been omitted.)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financial activities	Cash and cash equivalent at end of year
	Million of yen	Million of yen	Million of yen	Million of yen
2003	28,562	(35,613)	1,086	49,304
2002	21,313	(19,737)	(1,718)	65,550
Year ended March 31, 2003	33,458	(32,245)	(11,566)	55,377

(4) Number of subsidiaries and affiliates

Consolidated subsidiaries: 21

Non-consolidated subsidiaries: 3 (accounted for by the equity method)

Affiliates: 11 (accounted for by the equity method)

(5) Additions to and deletions from consolidated subsidiaries and affiliates

Additions: Consolidated subsidiaries: 2, Affiliates: 0

Deletions: Consolidated subsidiaries: 1, Affiliates: 0

2. Forecast for fiscal year ending March 31, 2004

	Net sales	Recurring profit	Net income
	Million of yen	Million of yen	Million of yen
Fiscal year	442,500	41,500	22,000

(Reference) Consolidated net income per share for the fiscal year is forecast to be ¥20,821.71.

Note: The projections above and in the appended materials are based on assumptions, forecasts, and plans current at the time of their announcement, and they include potential risks and uncertainties. Actual performance and results may greatly differ from the projections above due to various important factors.

1. Organization of the Fuji Television Network Group

The Fuji Television Network Group conducts a broad range of businesses that include activities in the fields of culture, art, sports, news and the environment. Conducting these businesses are Fuji Television Network, Inc. and Fuji Television's affiliates Nippon Broadcasting System, Inc. and The Sankei Shimbun, as well as by the subsidiaries and affiliates of each of these three companies, including Nippon Broadcasting subsidiary Pony Canyon, Inc.

Fuji Television's own group of companies is made up of the parent company, 34 subsidiaries and 40 affiliates. The major activities are broadcasting as prescribed by Japan's Broadcasting Law and other laws; planning, production, technology and transmitting involving programs for broadcast; and direct marketing. These companies also provide services related to each of these businesses.

The major business categories of the Fuji Television Network Group are shown below. Note that the categories are the same as the segments used for financial reporting purposes.

Category	Major Companies
Television Broadcasting Sales of TV broadcasting time and programming	Fuji Television Network, Inc.
Broadcasting-Related Businesses Planning, production, engineering and relay operations as well as other businesses for TV programming	Kyodo Edit, Co., Ltd. Kyodo Television, Limited Happo Television, Inc. Van Eight Production, Inc. Fuji Art, Inc. Fuji Creative Corporation Fuji Lighting and Technology, Inc. Basis, Ltd. Fuji International Productions (UK) Ltd. Fujisankei Communications International, Inc.
Direct Marketing Direct marketing and sales of fresh flowers	Fujisankei Living Service, Inc. FujiTV Flower Center, Co., Ltd.
Other Businesses Film production, software development, restaurants, temporary agency services, movables leasing, management of art galleries, and distribution of information magazines	Japan Executive Center, Inc. Fuji Culture Planning, Inc. Fuji Jinzai Center, Inc. FUJI TELEVISION FUTURE NET, INC. Fujimic, Inc. Fuso Publishing, Inc. Fujisankei California Entertainment, Inc. Windswept Classics, Inc. T/Q Music, Inc.

2. Management Policies

(1) Basic Policies

The Japanese broadcasting industry is undergoing unprecedented changes amid a challenging economic environment, with new services and businesses emerging through progress in deregulation and the development of digital technologies. While keeping abreast of the changes to its operating environment, Fuji Television Network, Inc., has set out the five items listed below as its basic management policies for the medium-to-long term.

1. As the nature of broadcasting continues to evolve, we will strive to create a broadcasting culture that embraces new businesses and services.
2. We will continue to work toward the development of a "Media Complex" comprising a range of new media while keeping terrestrial broadcasting as our core platform.
3. We will move to become a complete "digital content factory," that provides appealing high-quality content for such media.
4. We will work to strengthen our networks by working together to realize the digitization of our core terrestrial broadcasting platform.
5. Finally, we will expand our broadcasting rights, movie, and events businesses to diversify our revenue streams beyond our core broadcasting operations. Our goal is to develop into a broadcasting superpower, in other words, a television broadcaster that goes beyond television.

As a leading company and key media provider in the media industry, Fuji Television remains committed to managing its media group as a consolidated enterprise while keeping its public mission in mind. Further, amid protracted economic stagnation, we plan to redouble our efforts to strengthen competitiveness, foster continued growth, ensure the stability of our operating infrastructure, and enhance corporate value.

(2) Policies Concerning the Distribution of Company Profits

Fuji Television regards the disbursement of profits to shareholders as one of its most important management responsibilities. Under its management policy, the Company pays dividends commensurate with its performance, while responding to changes in the broadcasting industry by entering new fields of business and aggressively investing in content and capital.

Decisions regarding the appropriate payment of dividends for a specified period are based on a comprehensive review of the Company's performance during said period, the next term's performance forecast, the need for internal reserves, changes in the value of the Company's stock, and other factors.

Regarding internal reserves, we plan to make effective investments to improve the strength of our content and provide sufficient funds to respond to the advent of the digitization of terrestrial broadcasting. We believe that this will contribute to the payment of shareholder dividends in the future.

(3) Policies Concerning the Reduction of the Size of the Minimum Trading Lot

Fuji Television recognizes that reducing the number of shares constituting the minimum trading lot is an effective means of expanding the number of individual shareholders and improving the liquidity of the Company's stock.

Fuji Television has resolved to implement a policy reducing the size of the minimum trading lot with a view to maximizing shareholder profits. However, before implementing such a policy, the Company must look at its business performance and the economic climate and cautiously weigh the costs and benefits such a policy will entail. Details concerning the date of implementation and the specific nature of the policies to be implemented have not yet been determined.

(4) Management Goals and Indices

The digitization of broadcasting platforms is facilitating the spread of multimedia and multichannel broadcasts, expanding the operating domains of companies in the telecommunications field, and generating unprecedented levels of new competition. In light of these considerations, Fuji Television anticipates major changes in the broadcasting industry and related fields in the years ahead.

In this environment, although setting specific management goals is important, changes in our operating environment make it difficult to evaluate progress toward these goals using fixed management indices. As a result, rather than limiting ourselves to any particular goal, we attach great importance to the flexibility of our management, which must remain responsive to changes in our operating environment. In light of these considerations, although it is difficult to establish specific numerical targets, our principal medium-to-long-term goal is to enhance corporate value and expand profits, while aiming to perform at the top of our industry in all of the areas in which performance is measured.

(5) Medium- to Long-Term Management Strategies and Issues to be Addressed

Terrestrial digital broadcasting will make its long-awaited debut on December 1, 2003 in certain areas of Japan's three major markets—the Kanto, Chukyo, and Kinki regions. To prepare for digital broadcasting, the Company is completing its build-out of transmission technology facilities and investigating ways to deal with analog frequency fluctuations at some relay stations. Interference will initially limit the broadcast area available for digital broadcasting, but we plan to gradually phase in digital services to encompass the entire area currently covered by our analog broadcasts. Advertising these changes, along with popularizing and educating the public about the receivers for the services, is crucial in light of television broadcasters' goal of achieving a complete migration to digital broadcasting by 2011.

Content forms the heart of media: without strong content, it is impossible to develop media. Strengthening and enhancing the power of our key medium of terrestrial television broadcasting with the addition of digital broadcasting is a management priority. Working with the mindset of a digital content factory, we will continue to upgrade content creation capabilities Groupwide with high-definition programming and data transmission via digital broadcasting and broadcasting for mobile terminals.

While we are seeing hints of recovery in some sectors of the economy, we do not believe they are sufficient to qualify as confirmation of an improvement in fundamentals, and we anticipate the tough conditions in the

advertising market seen last fiscal year will prevail in this one as well. The Company will endeavor to maintain earnings at a level that will support profit sharing and investment in the future through bolstered programming and sales activities as well as appropriate cost-cutting measures.

At the same time, fostering endeavors in new media, including broadcasts via broadcasting satellite (BS) and communication satellite (CS), will diversify our profit sources. We aim to boost total revenues by focusing on our existing terrestrial broadcasting, thereby engendering sustained growth and achieving greater competitiveness. Efforts to nurture these services into steady revenue streams profit have resulted in solid growth in the scope of BS services, which to date have the capacity to reach 4.52 million households. In CS broadcasting, there has been firm growth in the number of subscribers to SkyPerfect TV. As a consequence, these businesses have advanced to the point that growth in revenues now contributes to profits.

We are striving to construct a broad operational base by using our foundation in broadcasting to develop our broadcasting rights, movies, events, and other non-broadcasting businesses. Through multilayered business development with broadcasting at its core, we aim to effect ongoing growth in all businesses so that we can continue to earn the trust of our viewership and maintain the excellent reputation that we enjoy today.

(6) Policies Concerning the Enhancement of Corporate Governance

By organically combining a transmission network (i.e., infrastructure) with programming (i.e., content), Japan's terrestrial broadcasting has attained among the world's highest levels of both diffusion and quality. It is fulfilling the public's right to receive information and become indispensable to people's lifestyles and safety as a vehicle through which culture is communicated.

Fuji Television is working to strengthen its corporate governance systems. These efforts are guided not only by the aim of maximizing shareholder value but also as a key media and mass communications company to honor its social mission to maintain its lifeline functions, such as emergency and disaster announcements, and to responsibly deliver content.

Status of Implementation

The Company continues to employ an auditing system and, in addition to five outside directors, has appointed two external corporate auditors. There is no business relationship with regard to human resources, capital, or technology between the Company and its outside directors and external auditors. There are relationships, however, in the area of broadcasting and other businesses. Business transactions with these companies are conducted under the same conditions as business with other companies and are not given any special consideration based on their relationship with Fuji Television.

Internal administration is carried out by in-house auditors in cooperation with corporate auditors and audit firms. This team works under the auspices of the executive office and carry out internal audits throughout the year. Such reviews are based on a yearly plan for internal audits as approved by the president. Additionally, recent activities to enhance our corporate governance system have included building an organizational structure designed to preserve management transparency and the adoption of measures to bolster the disclosure of various types of information.

(7) Basic Policies Concerning New Subsidiaries and Other Related Parties

Fuji Television's operating domain is distinct from that of its largest shareholder, Nippon Broadcasting System, Inc., which is primarily a radio broadcaster. However, as both companies are core members of the Fujisankei Communications Group, they share a cooperative relationship and take part in various Group events.

3. Business Performance and Financial Position

(1) Business Performance

Overview of the interim period ended September 30, 2003

In the first part of the interim period under review, the domestic economy was hampered by uncertainty precipitated by the conflict in Iraq and the impact of severe acute respiratory syndrome (SARS), which caused economic growth to generally edge sideways. Stirrings of a recovery surfaced from around summer, however, as evinced by an improvement in corporate earnings and an upturn in equity markets.

Yet the advertising market remained tough, as sluggish growth in ad placements was compounded by a reactionary dip in demand attributable to the 2002 FIFA World Cup a year earlier. As a consequence, our television broadcasting business, which depends on advertising for a significant portion of its revenues, faced difficult operating conditions and suffered a year on year decline in sales. Despite this, we were successful in achieving sales growth Groupwide, thanks to rising sales in movies, events, video sales, merchandising, and other non-broadcasting businesses. Owing to these efforts, consolidated net sales during the interim period rose 5.0% year on year, to ¥225,882 million, and operating income, bolstered by higher revenues, climbed 13.4%, to ¥24,212 million. Recurring profit increased 21.1%, to ¥25,638 million, lifted by gains on investments accounted for by the equity method. Net income rose 37.4% to ¥14,068 million owing to in part to a decrease in extraordinary losses.

Results by Operating Segment

Six-month ended September 30 (Millions of yen)

	Net sales			Operating income (loss)		
	2003	2002	Change (%)	2003	2002	Change (%)
Television broadcasting	179,936	168,026	7.1	21,876	19,578	11.7
Broadcasting-related business	22,917	22,840	0.3	956	801	19.3
Direct marketing	31,714	30,479	4.0	1,502	956	57.1
Other businesses	14,700	14,469	1.6	(12)	264	---
Eliminated or enterprise-wide item	(23,386)	(20,596)	---	(109)	(243)	---
Total	225,882	215,219	5.0	24,212	21,357	13.4

Television Broadcasting

Our television broadcasting business reflects the performance of the entire Company. In the interim period under review, such dramas *as Dr. Coto's Clinic* and *Water Boys* and such variety shows as *The Fountain of Trivia* became pillars of our programming lineup. Nonetheless, the slump in the advertising market precipitated a 2.1% decline in broadcasting revenues. Meanwhile, non-broadcasting revenues jumped 101.0% year on year, thanks to the movie *Bayside Shakedown 2* becoming the all-time box office earner in Japan for a live-action (i.e., non-animated) picture, successful events like Cirque du Soleil's *Quidam Japan Tour* and *Odaiba Adventure Land*, and brisk sales of videos and merchandise. Consequently, overall segment sales totaled ¥179,936 million, up 7.1% from the interim period of the previous fiscal year.

On the cost side, interim operating expenses rose 6.5% year on year, but concerted cost-cutting diligence kept the rise below that of sales growth. As a result, operating income climbed 11.7%, to ¥21,876 million.

Broadcasting-related Businesses

Fuji Television's broadcasting-related businesses of program creation, engineering, and set design are handled by a group of its subsidiaries. The companies' proactive efforts to expand sales to events and other channels besides programming resulted in a 0.3% rise in sales to ¥22,917 million. Moreover, dedication to reducing the cost of sales ratio was rewarded with a 19.3% rise in operating income, to ¥956 million.

Direct Marketing

Amid a tough operating environment for the retailing industry as a whole, the direct marketing business was successful in raising sales and profits once again through impressive sales gains in catalog sales, primarily of beauty and health products. Various initiatives to cut costs also bore fruit. Consequently, sales climbed 4.0%, to ¥31,714 million, and operating income surged 57.1%, to ¥1,502 million.

Other Businesses

Brisk orders underpinned growth in sales and profits for software developer Fujimic, Inc. Yet performance overall was mixed with Fuso Publishing, Inc. posting a loss on declining sales amid a slack market for publishers. Overall, interim sales edged up 1.6%, to ¥14,700 million, but other businesses on the whole recorded an operating loss of ¥12 million.

Among equity-method affiliates, while Fuji Satellite Broadcasting, Inc. (BS Fuji, Inc.) suffered an operating loss, as it continues to contend with difficult conditions in its third year since the start of service. Notwithstanding, Pony Canyon, Inc., booked a profit and other affiliates posted strong results, leading to equity in earnings of affiliated companies (net of dividends) of ¥554 million.

Outlook for the Fiscal Year Ending March 31, 2004

Entering the latter half of the fiscal year, the Cabinet Office's *Monthly Economic Report* for October engendered hope for an improvement in business conditions by noting there were signs of the economy moving toward a recovery. Additionally, the report anticipated an economic recovery in line with an upturn in the U.S. economy, as capital investment is increasing and corporate earnings continue to improve, although industrial output and private consumption remain static. The cabinet also cautioned that trends in stock markets, foreign exchange rates, and overseas economies warrant close attention.

Since the fiscal year before last, we had hoped that the slump in Japanese advertising market would end at least by the current fiscal year; however, sales conditions during the interim period under review lead us to expect conditions to remain difficult. Consequently, we anticipate a year-on-year decline in second-half earnings from our core television broadcasting business, and we will continue to aggressively promote sales activities, while implementing appropriate cost-control measures while seeking to secure revenues from our non-broadcasting businesses.

For the full fiscal year, we expect year-on-year increases in sales and profits on both consolidated and non-consolidated bases. Specifically, we forecast consolidated net sales of ¥442.5 billion, recurring profit of ¥41.5 billion, and net income of ¥22.0 billion. On a non-consolidated basis, we forecast net sales of ¥347.0 billion, recurring profit of ¥37.0 billion, and net income of ¥21.0 billion. We reiterate these forecasts, which are revised figures announced on November 6, 2003.

(2) Financial Position

Regarding consolidated cash flows during the interim period under review, our core television broadcasting business generated an increase in revenues and profits, which combined with a decrease in payment of income taxes and other outflows drove an ¥7,248 million year-on-year increase in cash flows provided by operating activities, to ¥28,562 million.

Net cash used in investing activities increased ¥15,876 million year on year, to ¥(35,613 million), reflecting the payments for the acquisition of subsidiaries' stock and of investment securities as well as investments in digital broadcasting equipment and software.

Net cash provided by financing activities increased ¥2,804 million from the previous interim period, to ¥1,086 million, owing primarily to proceeds from investments by minority interests in newly consolidated subsidiaries outweighing dividend payments.

As a result, cash and cash equivalents at the end of the interim period under review amounted to ¥49,304 million, down ¥16,245 million compared with the balance at the end of the previous interim period and down ¥6,072 million compared with the balance at the end of the previous fiscal year.

Trends in cash flow indices are shown below:

	Years ended March 31		Six-month ended Sep. 30, 2002	Year ended March 31, 2003	Six-month ended Sep. 30, 2003
	2001	2002			
Equity ratio (%)	74.3	77.0	77.7	76.5	74.5
Equity ratio, based on market value (%)	193.8	152.4	117.1	79.9	108.0
Number of years for amortization (years)	0.2	0.2	0.3	0.2	0.2
Interest coverage ratio	108.7	160.2	246.7	226.4	496.2

Notes

1. Equity ratio=total shareholders' equity/total assets
2. Equity ratio based on market value: Total market value of stocks/total assets
3. Number of years for amortization: interest-bearing debt/operating cash flows
4. Interest coverage ratio: operating cash flows/interest payments

*1 All indices are calculated on a consolidated basis.
*2 The total market value of stocks is calculated by multiplying market value at the balance sheet date by the number of shares issued by the balance sheet date.
*3 "Operating cash flows" refers to cash flows used in operating activities as shown in the consolidated balance sheets.
*4 "Interest-bearing debt" refers to all debts listed in the consolidated balance sheets on which the Company pays interest. "Interest payments" denotes interest payments as reflected in the consolidated cash flow statements.

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted.)

	September 30				March 31, 2003	
	2002		2003			
	Millions of yen	%	Millions of yen	%	Millions of yen	%
ASSETS						
Current assets:						
1. Cash and time deposits	27,622		27,759		27,188	
2. Trade notes and accounts receivable	91,874		98,719		95,071	
3. Marketable securities	58,090		55,246		53,196	
4. Inventories	25,718		27,347		24,867	
5. Other current assets	17,657		24,504		18,125	
6. Less allowance for doubtful accounts	(350)		(251)		(471)	
Total current assets	220,613	45.1	233,324	44.3	217,978	45.3
Fixed assets:						
1. Tangible fixed assets						
(1) Buildings and structures	102,423		97,977		100,512	
(2) Land	15,487		15,406		15,415	
(3) Other tangible fixed assets	12,884		14,269		14,091	
Total tangible fixed assets	130,794	26.8	127,652	24.2	130,019	27.0
2. Intangible fixed assets						
Total intangible fixed assets	20,165	4.1	33,849	6.4	21,846	4.6
3. Investments and other assets						
(1) Investment in securities	93,409		114,946		85,916	
(2) Other	25,031		18,365		26,262	
(3) Less allowance for doubtful accounts	(1,246)		(1,149)		(1,109)	
Total investments and other assets	117,194	24.0	132,163	25.1	111,069	23.1
Total fixed assets	268,154	54.9	293,665	55.7	262,935	54.7
Total assets	488,767	100.0	526,990	100.0	480,913	100.0

(Figures less than ¥1 million have been omitted.)

	September 30				March 31, 2003	
	2002		2003			
	Millions of yen	%	Millions of yen	%	Millions of yen	%
LIABILITIES						
Current liabilities:						
1. Trade notes and accounts payable	38,066		48,069		43,402	
2. Short-term borrowings	2,491		2,185		2,349	
3. Allowance for sales returns	174		146		147	
4. Other current liabilities	37,716		46,212		35,832	
Total current liabilities	78,449	16.0	96,614	18.3	81,730	17.0
Long-term liabilities:						
1. Bonds with stock purchase rights	---		371		---	
2. Long-term borrowings	113		---		---	
3. Retirement allowance for employees	22,538		24,337		23,437	
4. Retirement allowance for directors	2,105		1,906		2,329	
5. Other long-term liabilities	1,105		3,756		575	
Total long-term liabilities	25,863	5.3	30,370	5.8	26,342	5.5
Total liabilities	104,312	21.3	126,985	24.1	108,072	22.5
MINORITY INTERESTS						
Minority interests	4,824	1.0	7,405	1.4	5,043	1.0
SHAREHOLDERS' EQUITY						
Common stock	59,764	12.2	59,764	11.3	59,764	12.4
Capital surplus	87,228	17.9	87,228	16.6	87,228	18.1
Retained earnings	226,232	46.3	242,801	46.1	230,167	47.9
Reevaluation differences of land	2,076	0.4	2,109	0.4	2,111	0.5
Valuation gain on other securities	10,178	2.1	16,745	3.2	4,586	1.0
Foreign exchange adjustment	14	0.0	88	0.0	77	0.0
Treasury stock	(5,864)	(1.2)	(16,139)	(3.1)	(16,139)	(3.4)
Total shareholders' equity	379,630	77.7	392,599	74.5	367,796	76.5
Total liabilities, minority interests and Shareholders' equity	488,767	100.0	526,990	100.0	480,913	100.0

CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted.)

	Six-month ended September 30				Year ended March 31, 2003	
	2002		2003			
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	215,219	100.0	225,882	100.0	429,004	100.0
Cost of sales	133,649	62.1	141,701	62.7	271,605	63.3
Gross profit	81,570	37.9	84,180	37.3	157,398	36.7
Selling, general and administrative expenses						
1. Selling expense	44,368		42,801		87,950	
2. General and administrative expenses	15,843		17,166		32,179	
Operating income	21,357	9.9	24,212	10.7	37,268	8.7
Non-operating revenues						
1. Interests	106		126		257	
2. Dividends	350		320		368	
3. Equity in earnings of affiliates	---		554		---	
4. Rental fee	1,204		1,169		2,444	
5. Others	460		357		651	
Non-operating expenses						
1. Interests	86		57		147	
2. Equity in earnings of affiliates	1,297		---		1,336	
3. Rental fee	632		560		1,263	
4. Others	284		484		498	
Recurring profit	21,178	9.8	25,638	11.4	37,744	8.8
Extraordinary gain						
1. Gain on the sale of fixed assets	32		0		125	
2. Gain on the sale of investment securities	---		---		12	
3. Interest on leveraged assets	502		64		1,035	
4. Reversal of doubtful accounts	9		68		---	
5. Reversal of sales returns	24		---		---	
6. Others	26		56		116	
Extraordinary loss						
1. Loss on sale of fixed assets	13		3		20	
2. Loss on disposal of fixed assets	39		40		159	
3. Loss on sale of investment securities	---		---		9	
4. Devaluation of investment securities	9		---		4,798	
5. Devaluation of membership	7		23		43	
6. Lump-sum amortization of shortfall due to standard new retirement benefit accounting	1,531		---		3,062	
7. Provision for doubtful accounts of membership deposits	48		49		168	
8. Others	---		42		109	
Income before income taxes	20,124	9.4	25,668	11.4	30,663	7.2
Income taxes and enterprise taxes	12,043		13,743		15,022	
Adjustment for income taxes	(2,405)		(2,481)		358	
Minority interest in earnings of consolidated subsidiaries	246	0.1	337	0.2	465	0.1
Net income	10,240	4.8	14,068	6.2	14,816	3.5

APPROPRIATION OF CONSOLIDATED RETAINED EARNINGS

(Figures less than ¥1 million have been omitted.)

	Six-month ended September 30		Year ended March 31,
	2002	2003	2003
	Millions of yen	Millions of yen	Millions of yen
CAPITAL SURPLUS			
Capital surplus at the beginning of the year			
Capital reserve at the beginning of the year	87,228	87,228	87,228
Capital surplus at the end of the interim period	87,228	87,228	87,228
RETAINED EARNINGS			
Retained earnings at the beginning of the year			
Consolidated retained earnings at the beginning of the year	217,716	230,167	217,716
Increase in retained earnings			
1. Net income	10,240	14,068	14,816
2. Increase in retained earnings associated with changes to the scope of consolidation	---	20	---
Decrease in retained earnings			
1. Cash dividends	1,390	1,201	2,031
2. Directors' bonuses	255	253	255
<including corporate auditors>	<18>	<15>	<18>
3. Decrease in retained earnings associated with changes to the scope of consolidation	78	---	78
Retained earnings	226,232	242,801	230,167

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Figures less than ¥1 million have been omitted.)

	Six-month ended September 30		Year ended March 31, 2003
	2002	2003	
	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities			
1. Income before income tax	20,124	25,668	30,663
2. Depreciation	4,956	5,304	10,329
3. Amortization of consolidated differences	44	192	84
4. Increase in allowance for doubtful accounts	52	(179)	35
5. Interest and dividend receivable	(457)	(447)	(626)
6. Interests expense	86	57	147
7. Loss on revaluation of foreign currency assets	115	7	114
8. Equity in earnings of affiliates	1,297	(554)	1,336
9. (Gain) loss on sale and disposal of fixed assets	19	43	53
10. Loss on devaluation of land	---	---	51
11. Devaluation of investment securities	---	---	(2)
12. Decrease (increase) in notes and accounts receivable, trade	3,954	(3,652)	764
13. Decrease (increase) in inventories	2,983	(2,505)	3,836
14. Increase in notes and accounts payable	(6,176)	4,668	(843)
15. Others	2,317	2,060	5,844
Subtotal	29,318	30,663	51,791
16. Proceeds from interests and dividend income	367	592	798
17. Payment of interests	(86)	(57)	(147)
18. Payment of income tax	(8,405)	(4,853)	(18,447)
19. Others	119	2,216	(536)
Net cash provided by operating activities	21,313	28,562	33,458
Cash flows from investing activities			
1. Payments for purchase of marketable securities	(16,018)	(33,989)	(31,088)
2. Proceeds from sale of marketable securities	3,553	17,928	16,395
3. Payments on purchase of tangible fixed assets	(3,222)	(3,430)	(6,270)
4. Proceeds from sale of tangible fixed assets	116	5	336
5. Payments on purchase of intangible assets	---	(2,594)	---
6. Payments on purchase of investment securities	(810)	(7,226)	(8,348)
7. Proceeds from sale of investment securities	27	62	577
8. Payments for the acquisition of subsidiaries' stock associated with changes to the scope of consolidation	---	(5,885)	---
9. Payments for the loans	(24)	(20)	(34)
10. Proceeds from the loans collected	18	15	44
11. Others	(3,376)	(478)	(3,858)
Net cash used in investing activities	(19,737)	(35,613)	(32,245)
Cash flows from financing activities			
1. Net decrease in short-term borrowings	(80)	---	(80)
2. Repayments from long-term debt	(196)	(113)	(452)
3. Proceeds from the issuance of bonds with stock purchase rights	---	371	---
4. Payments on purchase of treasury stocks	---	---	(8,950)
5. Dividends paid by the Company	(1,390)	(1,201)	(2,031)
6. Dividends paid to minority interests	(51)	(70)	(51)
7. Proceeds from investments by minority interests	---	2,099	---
Net cash used in financing activities	(1,718)	1,086	(11,566)
Effect of exchange rate changes on cash and cash equivalents	(167)	14	(130)
Net increase (decrease) in cash and cash equivalents	(310)	(5,951)	(10,483)
Cash and cash equivalents at the beginning of the interim period	65,995	55,377	65,995
Cash and cash equivalents of new consolidated subsidiaries	(134)	(121)	(134)
Cash and cash equivalents at the end of the interim period	65,550	49,304	55,377

SEGMENT INFORMATION

Six-month ended September 30, 2002 (Figures less than ¥1 million have been omitted.)

	Millions of yen						
	Television broadcasting	Broadcasting-related business	Direct marketing	Other	Total	Eliminations and intergroup	Consolidated
Net sales and income:							
1. Operating revenues from third parties	165,524	9,036	30,268	10,390	215,219	---	215,219
2. Intergroup operating revenues and transfers	2,501	13,803	211	4,079	20,596	(20,596)	---
Total sales	168,026	22,840	30,479	14,469	235,816	(20,596)	215,219
Operating expenses	148,447	22,038	29,523	14,204	214,215	(20,353)	193,861
Operating income	19,578	801	956	264	21,601	(243)	21,357

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

Business Segment	Major operations, products, and services
Television broadcasting business	Sales of TV broadcasting time and programming
Broadcasting-related business	Planning, production, engineering and relay operations as well as other businesses for TV programming
Direct marketing	Direct marketing and sales of fresh flowers
Other	Temporary agency services, movables leasing, software development, management of art galleries, and distribution of information magazines

Six-month ended September 30, 2003 (Figures less than ¥1 million have been omitted.)

	Millions of yen						
	Television broadcasting	Broadcasting-related business	Direct marketing	Other	Total	Eliminations and intergroup	Consolidated
Net sales and income:							
1. Operating revenues from third parties	177,292	8,208	31,491	8,890	225,882	---	225,882
2. Intergroup operating revenues and transfers	2,644	14,709	222	5,809	23,386	(23,386)	---
Total sales	179,936	22,917	31,714	14,700	249,269	(23,386)	225,882
Operating expenses	158,060	21,961	30,211	14,713	224,947	(23,277)	201,669
Operating income	21,876	956	1,502	(12)	24,322	(109)	24,212

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

Business Segment	Major operations, products, and services
Television broadcasting business	Sales of TV broadcasting time and programming
Broadcasting-related business	Planning, production, engineering and relay operations as well as other businesses for TV programming
Direct marketing	Direct marketing and sales of fresh flowers
Other	Temporary agency services, movables leasing, software development, management of art galleries, and distribution of information magazines

Year ended March 31, 2003 (Figures less than ¥1 million have been omitted.)

	Millions of yen						
	Television broadcasting	Broadcasting-related business	Direct marketing	Other	Total	Eliminations and intergroup	Consolidated
Net sales and income:							
1. Operating revenues from third parties	328,683	18,968	61,084	20,267	429,004	---	429,004
2. Intergroup operating revenues and transfers	5,045	27,557	419	9,421	42,443	(42,443)	---
Total sales	333,729	46,526	61,504	29,688	471,448	(42,443)	429,004
Operating expenses	300,055	44,925	59,688	29,215	433,885	(42,149)	391,735
Operating income	33,674	1,600	1,815	472	37,562	(294)	37,268

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

Business Segment	Major operations, products, and services
Television broadcasting	Sales of TV broadcasting time and programming
Broadcasting-related business	Planning, production, engineering and relay operations as well as other businesses for TV programming
Direct marketing	Direct marketing and sales of fresh flowers
Other	Temporary agency services, movables leasing, software development, management of art galleries, and distribution of information magazines

FILE No. 82-5176

November 19, 2003

Fuji Television Network, Inc.
Flash Report (Non-Consolidated Basis)

Results for six months ended September 30, 2003

Company Name: Fuji Television Network, Inc.

Stock listing: Tokyo Stock Exchange   Code number: 4676   URL http://www.fujitv.co.jp

For further information, please contact: Masao Sakai, Senior Executive Managing Director, Investor Relations

Department Telephone: +81-3-5500-8258

Date of the meeting of the Board of Directors to settle the six-months consolidated accounts: November 19, 2003.

Interim dividends: Yes   Unit stock system: No

1. Performance

(1) Operating results

Six-months ended September 30   (Figures less than ¥1 million have been omitted.)

	Net sales (% change from the previous year)		Operating income (% change from the previous year)		Recurring profit (% change from the previous year)	
	Million of yen	%	Million of yen	%	Million of yen	%
2003	179,936	7.1	21,876	11.7	23,533	11.5
2002	168,026	(3.9)	19,578	(21.4)	21,114	(19.0)
Year ended March 31, 2003	333,729	---	33,674	---	35,938	---

	Net income (% change from the previous year)		Net income per share
	Million of yen	%	Yen
2003	13,421	47.7	12,850.18
2002	9,085	(34.9)	8,495.02
Year ended March 31, 2003	13,095	---	12,103.22

Notes: 1. Average number of shares outstanding during the period: Six-month ended September 30, 2003: 1,044,468 shares, Six-month ended September 30, 2002: 1,069,468 shares, Year ended March 31, 2003: 1,069,194 shares

2. Change in accounting method: none

3. Percentages indicate year-on-year increase/(decrease) in net sales, operating income, recurring profit, and net income.

(2) Dividends

Six-month ended September 30

	Interim dividends	Year-end dividends
	Yen	Yen
2003	600.00	---
2002	600.00	---
Year ended March 31, 2003	---	1,750.00

(3) Financial data

At September 30 (Figures less than ¥1 million have been omitted.)

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Million of yen	Million of yen	%	Yen
2003	465,785	370,725	79.6	354,942.12
2002	435,575	358,557	82.3	335,267.32
At March 31, 2003	426,627	346,375	81.2	331,480.06

Notes:1. Number of shares outstanding: September 30, 2003: 1,044,468 shares, September 30, 2002: 1,069,468 shares, March 31, 2003: 1,044,468 shares

2. Number of treasury stocks: September 30, 2003: 29,835 shares, September 30, 2002: 4,835 shares, March 31, 2003: 29,835 shares

2. Forecast for fiscal year ending March 31, 2004

	Net sales	Recurring profit	Net income	Dividends per share for the fiscal year	
				Year-end dividends	
	Million of yen	Million of yen	Million of yen	Yen	Yen
Fiscal year	347,000	37,000	21,000	600.00	1,200.00

(Reference) Consolidated net income per share for the fiscal year is forecast to be ¥19,957.71.

Note: The projections above and in the appended materials are based on assumptions, forecasts, and plans current at the time of their announcement, and they include potential risks and uncertainties. Actual performance and results may greatly differ from the projections above due to various important factors.

NET SALES BY OPERATIONS (Non-Consolidated Basis)

(Figures less than ¥1 million have been omitted.)

	Six-months ended September 30				Change from the previous year		Year ended March 31, 2003	
	2002		2003					
	Million of yen	%	Million of yen	%	Million of yen	%	Million of yen	%
Broadcasting Operations	152,988	91.0	149,703	83.2	(3,284)	(2.1)	302,343	90.6
Broadcasting	139,205	82.8	135,555	75.3	(3,650)	(2.6)	274,957	82.4
Net time	67,348	40.1	64,695	36.0	(2,652)	(3.9)	131,204	39.3
Local time	11,148	6.6	10,815	6.0	(333)	(3.0)	22,547	6.8
Spot	60,708	36.1	60,044	33.3	(664)	(1.1)	121,204	36.3
Broadcasting Related Business	13,782	8.2	14,148	7.9	365	2.7	27,385	8.2
Sale of TV programs	8,913	5.3	8,878	4.9	(35)	(0.4)	17,351	5.2
Others	4,868	2.9	5,270	3.0	401	8.2	10,034	3.0
Other operations	15,037	9.0	30,233	16.8	15,195	101.0	31,386	9.4
Total	168,026	100.0	179,936	100.0	11,910	7.1	333,729	100.0

FILE No. 82-5176

(Translation)

November 20, 2003

Dear Shareholders:

NOTICE OF RESOLUTION OF
THE BOARD OF DIRECTORS ON INTERIM DIVIDENDS

We would like to inform you that a resolution for the payment of interim dividends for the 63rd business year (April 1, 2003 to March 31, 2004) was made at the meeting of the Board of Directors of the Company held on November 19, 2003, as described below:

Yours very truly,

Fuji Television Network, Incorporated
4-8, Daiba 2-chome, Minato-ku, Tokyo

Koichi Murakami
President and Representative Director

Description

Interim dividends shall be paid to the shareholders or registered pledgees appearing or recorded in the final register of shareholders and the final register of beneficial shareholders and to the holders of fractional shares appearing or recorded in the final register of fractional shares, as of September 30, 2003, as provided for in Article 38 of the Articles of Incorporation of the Company, as follows:

1. Amount of Interim Dividend: ¥600 per share

2. Effective Date for Right to Payment and Date of Payment: December 10 (Wednesday), 2003

- END -